UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2012

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No  x
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO, S.A.B. DE C.V.
ANNOUNCES ANNUAL GENERAL EXTRAORDINARY SHAREHOLDERS’ MEETING

Guadalajara, Jalisco, Mexico, July 26, 2012 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) today announced the following:

Pursuant to a resolution adopted by the Board of Directors on July 24, 2012, and in accordance with Articles 181, 182 and other applicable Articles of the Mexican General Corporations Law and Article 35 of the Company’s prevailing By-Laws, GAP invites the Company’s shareholders to a General Extraordinary Shareholders’ meeting at 11:00 am on September 25, 2012 in the Hotel Presidente Inter-continental’s Salón Uxmal y Coba, located on Campos Elíseos No. 218, Col. Polanco Chapultepec, Mexico City, D.F. This General Extraordinary Shareholders’ Meeting is being called as a result of the fact that the Extraordinary Shareholders’ Meeting  originally scheduled for April 16, 2012 was not able to occur as a result of a lack of quorum as per the Company’s By-Laws. The agenda for the General Extraordinary Shareholders’ Meeting will be the following:

MEETING AGENDA
GENERAL EXTRAORDINARY SHAREHOLDERS’ MEETING

I.       Proposal to approve the Company’s Shareholders’ Equity in the amount of Ps. 25,921,938,014 (TWENTY FIVE BILLION NINE HUNDRED AND TWENTY ONE MILLION NINE HUNDRED AND THIRTY EIGHT THOUSAND AND FOURTEEN PESOS), an amount that is derived from the unaudited financial statements for the period ended June 30, 2012, prepared according to International Financial Reporting Standards, for the reduction of the Company’s capital stock.

II.       Proposal to reduce the amount of the Company’s fixed capital stock proportionally between the historical value of the capital stock and the value of the amount adjusted for inflation up to December 31, 2007, for a total of Ps. 870,000,000 (EIGHT HUNDRED AND SEVENTY MILLION PESOS) payable in cash proportionate to the number of shares outstanding no later than September 30, 2012.  Of the total capital reduction amount, Ps. 572,501,369 (FIVE HUNDRED AND SEVENTY TWO MILLION FIVE HUNDRED AND ONE THOUSAND THREE HUNDRED AND SIXTY NINE PESOS) will correspond to the reduction of the historical value of capital stock and Ps. 297,498,631 (TWO HUNDRED AND NINETY SEVEN MILLION FOUR HUNDRED AND NINETY EIGHT THOUSAND SIX HUNDRED AND THIRTY ONE PESOS) corresponds to the value of the inflation adjustment up to December 31, 2007.

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Miguel Aliaga, Investor Relations Officer	Maria Barona / Peter Majeski
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 01152 (333) 8801100	Tel: 212 406 3690
maliaga@aeropuertosgap.com.mx	gap@i-advize.com

Follow us on Twitter:     http://twitter.com/aeropuertosGAP

III.
Proposal to modify Article 6 of the Company’s By-Laws as approved by the Board of Directors to reduce the nominal amount of the Company’s capital stock by Ps. 572,501,369 (FIVE HUNDRED AND SEVENTY TWO MILLION FIVE HUNDRED AND ONE THOUSAND THREE HUNDRED AND SIXTY NINE PESOS) to remain at Ps. 15,447,321,750 (FIFTEEN BILLION FOUR HUNDRED AND FORTY SEVEN MILLION THREE HUNDRED AND TWENTY ONE THOUSAND SEVEN HUNDRED AND FIFTY PESOS).

IV.	Release of responsibilities for Board of Director Members who performed their functions for the Company through April 16, 2012.

V.	Adoption of any additional resolutions deemed necessary or desirable in order to comply with any decisions made during this meeting.

Shareholders are reminded that per Article 36 of the Company’s By-Laws, only those shareholders registered in the Share Registry as holders of one of more of the Company’s shares will be admitted into the Shareholders’ Meeting, and they will be admitted only if they have obtained an admission card. The Share Registry will close on September 22, 2012, three (3) business days prior to the date of this meeting.

In order to attend the meeting, at least one business day prior to the meeting (i) shareholders must deposit their stock certificates, shares, or a receipt of deposit of shares from S.D. Indeval Institucion para el Deposito de Valores, S.A. de C.V. (“Indeval”), or from a local or foreign financial institution, and (ii) brokerage firms and other depositors at Indeval should present the listing that contains the name, address, nationality and number of shares of the shareholders they will represent at the meeting.  In exchange for these documents, the Company will issue an admission card and/or the forms that, in order to be represented, will be required under Article 49, Section III of the Mexican Securities Law.  In order to attend the meeting, shareholders must present either the admission card and/or the corresponding form.

Shares that are deposited in order to gain admittance into this meeting will not be returned until after the meeting takes place, via a voucher that will have been given to the shareholder or his/her representative.

Shareholders may be represented by proxy at the meeting by a person or persons designated by a power of attorney signed by two witnesses or as otherwise authorized by law. However, with respect to the Company’s capital stock traded on a stock exchange, the proxy may only verify his/her identity via Company forms.  These will be available to all shareholders, including any intermediaries of the stock market, during the time period specified in Article 173 of the Mexican General Corporations Law.

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Following the publication of  this announcement, all shareholders and their legal representatives will have free and immediate access to all information and documents related to each of the topics included in the meeting agenda, as well as all proxy forms that must be presented by persons representing shareholders, available at the Company’s offices located at Av. Mariano Otero # 1249-B, 6th Floor, Col. Rinconada del Bosque, Guadalajara, Jalisco 44530 or Juan Racine 112, 4th Floor, Col. Los Morales (Polanco), Delegacion Miguel Hidalgo, Mexico City, Mexico 11510.

Mr. Antonio Franck C.
Secretary of the Board of Directors

The complementary information corresponding to the proposals in this Shareholders’ Meeting announcement may be found on the Company’s website at www.aeropuertosgap.com.mx.

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Bajio, Morelia, Aguascalientes, Mexicali and Los Mochis.  In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01-800-563-0047. The web site is http://www.lineadenuncia.org/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

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SIGNATURES

                        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: July 26, 2012